POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

02060830

September 16, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Gentlemen:

Re: File No. 82-137

You will find enclosed the following document, which is submitted to you in compliance with Rule 12g3-2(b), to maintain the exemption provided therein:

- Report for the nine months ended September, 2002.

Yours very truly,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Jeannine Robitaille
Assistant Secretary

JR/cp
Encl.

POWER
CORPORATION
OF CANADA

# QUARTERLY REPORT

for the nine months ended September 30, 2002

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

## To the Shareholders

Power Corporation of Canada's operating earnings for the nine-month period ended September 30, 2002 were $539 million or $2.36 per share, compared with $510 million or $2.27 per share in the corresponding period last year. Growth in the contribution to operating earnings from Power Financial Corporation has been partly offset by a decrease in results from corporate activities which, as previously reported, is principally due to lower gains on the disposal of technology securities.

Other income of a non-recurring nature for the first nine months of 2002 consisted of a charge of $43 million or $0.20 per share and primarily represents the Corporation's share of a charge to other income recorded by Power Financial during the third quarter. Other income for the nine-month period of 2001 was $210 million, and was partially offset by goodwill amortization of $54 million and Power Corporation's $128 million share of specific charges recorded by Great-West Lifeco Inc. Under revised accounting standards effective January 1, 2002, goodwill is no longer amortized.

Net earnings were $496 million or $2.16 per share for the nine-month period ended September 30, 2002, compared with $538 million or $2.40 per share during the same period last year.

### Third-Quarter Results

For the quarter ended September 30, 2002, operating earnings of the Corporation were $172 million or $0.75 per share, compared with $175 million or $0.78 per share in the corresponding period of 2001. In the third quarter of 2001, operating earnings included gains on the sale of technology securities resulting from a hedging program which matured in the first quarter of 2002.

Net earnings were $130 million or $0.56 per share in the third quarter of 2002 and included a charge to other income of $42 million. In the corresponding period of last year, net earnings were $151 million or $0.67 per share, and included goodwill amortization of $21 million, Power's $40 million share of specific charges recorded by Great-West Lifeco, and other income of $37 million.

*Results of Power Financial Corporation*

Power Financial Corporation reported operating earnings of $806 million or $2.23 per share for the nine-month period ended September 30, 2002, compared with $694 million or $1.93 per share for the same period in 2001. This represents a 15.5 per cent increase on a per share basis, primarily reflecting growth in the contribution to operating earnings from its subsidiaries and affiliate.

Other income for the nine-month period of 2002 consisted of a charge of $62 million or $0.18 per share, representing the impact on the Corporation's third quarter earnings of non-operating items recorded within the Pargesa group. In 2001, net earnings for the same period included goodwill amortization of $75 million, Power Financial's share of specific charges recorded by Great-West Lifeco of $189 million, and other income of $270 million.

Power Financial's net earnings, including other income, were $744 million or $2.05 per share for the nine-month period ended September 30, 2002, compared with $700 million or $1.95 per share during the same period last year.

*Dividends on Preferred Shares*

The Board of Directors today declared a dividend on the First Preferred Shares, 1986 Series, payable January 15, 2003 to shareholders of record December 23, 2002 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A payable January 15, 2003 to shareholders of record December 23, 2002.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B payable January 15, 2003 to shareholders of record December 23, 2002.

*Dividends on Participating Shares*

A dividend of 20.625 cents per share was declared on the Participating Preferred and Subordinate Voting Shares payable December 31, 2002 to shareholders of record December 10, 2002.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
*Chairman and*
*Co-Chief Executive Officer*

André Desmarais
*President and*
*Co-Chief Executive Officer*

November 14, 2002

***Forward-looking Statements*** This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Corporation of Canada ("Power Corporation" or the "Corporation") for the three-month and nine-month periods ended September 30, 2002. This document should be read in conjunction with: the unaudited Interim Consolidated Financial Statements of Power Corporation and notes thereto for the three-month and nine-month periods ended September 30, 2002; Management's Discussion and Analysis of Operating Results included in the Annual Report of the Corporation for the year ended December 31, 2001, and in the Quarterly Reports for the periods ended March 31 and June 30, 2002; the Consolidated Financial Statements and notes thereto for the year ended December 31, 2001, as well as the unaudited Interim Consolidated Financial Statements and notes thereto for the periods ended March 31 and June 30, 2002.

Power Corporation's principal asset is its 67.4 per cent interest in Power Financial Corporation ("Power Financial"), which holds substantial interests in the financial services industry in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. ("Lifeco") and Investors Group Inc. ("Investors Group"). Jointly with the Frère group of Belgium, Power Financial also holds a significant interest in Pargesa Holding S.A. ("Pargesa"). The Pargesa group has substantial holdings in a group of major media, energy, water, waste services and specialty minerals companies based in Europe.

Through its wholly owned subsidiary Gesca Ltée ("Gesca"), Power Corporation has an interest in the communications sector. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, including *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. On September 24, 2002, Gesca exercised an option to purchase a 20 per cent interest in Workopolis, Canada's leading provider of recruitment and job search solutions. As a result of the exercise of this option, Workopolis has acquired Gesca's share of Alliance Workopolis, the venture formed in 2001 to market Workopolis products and services to Québec recruiters and job seekers.

Power Corporation also holds 100 per cent of Power Technology Investment Corporation ("PTIC"), which focuses on the biotechnology and technology sectors.

## Nine-month Results

*In this section, Power Financial, Gesca and PTIC are accounted for on the equity basis.*

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries before non-recurring items, as well as results from corporate activities. In order to provide the reader with a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill, both on the Corporation's investments and its share of goodwill as recorded by subsidiaries;
- goodwill amortization, which applies only to 2001; and
- other income.

In 2001, results also included Power Corporation's share of specific charges recorded by Lifeco relating to Alta Health & Life Insurance Company ("Alta"), a subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"), in the first half of the year, and to claims provisions for the U.S. events of September 11, 2001.

### *Earnings Summary*

| *(in millions of dollars, except per share amounts) (unaudited)* | Nine Months 2002 | | Nine Months 2001 | |
|---|---|---|---|---|
| | Total [1] | per share | Total [1] | per share |
| Operating earnings | 539 | 2.36 | 510 | 2.27 |
| Goodwill amortization | – | – | (54) | (0.24) |
| Share of specific charges | – | – | (128) | (0.58) |
| Other income | (43) | (0.20) | 210 | 0.95 |
| Net earnings | 496 | 2.16 | 538 | 2.40 |

(1) before dividends on preferred shares

### *Operating Earnings*

For the nine-month period ended September 30, 2002, operating earnings were $539 million or $2.36 per share, compared with $510 million or $2.27 per share in 2001, which represents an increase of 4 per cent on a per share basis.

The increase in operating earnings reflects primarily growth in the Corporation's share of operating earnings of Power Financial which increased by 15.5 per cent in the nine-month period of 2002, partly offset by a decrease in results from corporate activities which, as previously reported, is mostly due to lower gains recorded by the Corporation on the disposal of technology securities received as distribution in kind from investment funds. In addition in 2002, operating earnings per share include the effect of higher dividends on preferred shares as compared with 2001, mainly as a consequence of the issue of the First Preferred Shares, Series B, in November 2001.

*Goodwill Amortization*

Goodwill, which is no longer amortized under new Canadian accounting standards effective January 1, 2002, resulted in an expense of $54 million or $0.24 per share in the nine-month period ended September 30, 2001. Goodwill amortization consisted primarily of the Corporation's share of goodwill recorded by its subsidiaries.

*Share of Specific Charges*

During the corresponding nine-month period in 2001, Power Corporation recorded its share of specific charges related to Alta ($88 million or $0.40 per share, in the first half of the year), and to claims provisions for the U.S. events of September 11, 2001 ($40 million or $0.18 per share in the third quarter). In aggregate, the Corporation's share of these charges amounted to $128 million or $0.58 per share in 2001.

*Other Income*

Other income for the nine-month period ended September 30, 2002 consisted of a charge of $43 million or $0.20 per share, compared with income of $210 million or $0.95 per share in 2001.

In 2002, this item primarily represents Power Corporation's share of other income recorded by Power Financial in the third quarter, relating to non-recurring earnings within the Pargesa group. Non-recurring earnings at Pargesa include this company's share of the €1 billion contingency provision recorded by Bertelsmann in connection with the transaction in Zomba (for further information, please refer below to the sections of this report concerning Power Financial and Pargesa).

In 2001, other income included the Corporation's share of Power Financial's other income, consisting primarily of a dilution gain resulting from the issuance of common shares of Investors Group in connection with the acquisition of Mackenzie Financial Corporation ("Mackenzie"), partly offset by a restructuring charge related to this acquisition. Also included in other income were net capital gains recorded by PTIC in the second quarter, as well as the Corporation's share of net gains attributable to the Pargesa group.

*Net Earnings*

As a result, net earnings were $496 million or $2.16 per share in the nine-month period ended September 30, 2002, compared with $538 million or $2.40 per share in 2001.

### Third-Quarter Results

Operating earnings were $172 million or $0.75 per share in the third quarter of 2002, compared with $175 million or $0.78 per share in the corresponding period of last year. The decrease in operating earnings is primarily due to a decrease in income from investments. In the third quarter of 2001, operating earnings included gains on the sale of technology securities resulting from a hedging program which matured in the first quarter of 2002.

Including other income, which consisted of the Corporation's share of non-operating earnings recorded within the Pargesa group as mentioned above, net earnings for the third quarter of 2002 were $130 million or $0.56 per share, compared with $151 million or $0.67 per share in the corresponding period of last year. In 2001, net earnings included goodwill amortization of $21 million, the Corporation's $40 million share of specific charges recorded by Lifeco and other income of $37 million.

### Cash Flow

On a consolidated basis, cash and cash equivalents increased during the nine-month period by $588 million, as compared with a decrease of $238 million during the same period of last year.

Operating activities produced a net inflow of $747 million during the period in 2002, compared with a net inflow of $1,278 million for the corresponding period of 2001. Cash flow from financing activities resulted in a net outflow of $709 million in 2002, compared with a net inflow of $1,595 million in 2001, which included the financing relating to the acquisition of Mackenzie by Investors Group. Cash flow from investing activities resulted in a net inflow of $550 million in 2002, compared with a net outflow of $3,111 million in 2001, which included the acquisition of Mackenzie by Investors Group.

### Dividend per Participating Share

Power Corporation declared a dividend of 20.625 cents per participating share during the fourth quarter of 2002, compared with 17.5 cents for the same quarter of the previous year, an increase of 17.9 per cent. For the year, total dividends declared per participating share amounted to 79.375 cents in 2002, compared with 67.5 cents in 2001, an increase of 17.6 per cent.

### Shareholders' Equity

Power Corporation's shareholders' equity was $5,128 million at September 30, 2002, compared with $4,692 million at the end of 2001. The increase of $436 million is primarily due to:

- an increase of $347 million in retained earnings; and
- a net $83 million positive variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investment in Pargesa and GWL&A.

### Subsequent Events

On November 18, 2002, the Corporation announced that it had agreed to issue 6,000,000 Non-Cumulative First Preferred Shares, Series C, carrying a 5.80% annual dividend, for gross proceeds of $150 million. Closing is expected on or about December 5, 2002.

On November 19, 2002, Power Financial announced that it had agreed to issue 6,000,000 Non-Cumulative First Preferred Shares, Series H, carrying a 5.75% annual dividend for gross proceeds of $150 million. Power Financial has provided the underwriters with an option to acquire up to an additional 2 million shares on the foregoing terms at any time up to the closing date. Closing is expected on or about December 9, 2002.

The information contained herein concerning Lifeco, Investors Group and Pargesa has been summarized from information publicly disclosed by them.

In establishing its statement of earnings, Power Financial uses Pargesa's economic (flow-through) presentation of results adjusted to eliminate the effect of amortization of goodwill as under Canadian accounting rules goodwill is no longer amortized. These adjustments represent in aggregate $0.08 per share in the nine-month period of 2002 and relate primarily to Pargesa's indirect share of goodwill amortization reported by Bertelsmann AG.

Furthermore, Pargesa publicly released its financial results for the six-month period ended June 30, 2002 on September 3rd. Actual earnings were different from estimates provided to Power Financial in the month of July for purposes of the Corporation's June 30, 2002 results. As stated in a press release issued by Power Financial on September 3, 2002, Bertelsmann's net earnings for the six-month period released early in September included:

- higher than anticipated earnings before contingency provision (impact on Power Financial: $17 million or $0.05 per share); and
- the establishment of a contingency provision of €1 billion (Power Financial's share: $53 million or $0.15 per share) to account for a possible write-down on the music company Zomba. This provision may be re-evaluated at year-end.

The impact of these differences are reflected in the Corporation's third-quarter earnings.

On June 25, 2002, Power Financial gave notice of its intention to redeem all of its outstanding Variable Rate Exchangeable Debentures, due April 30, 2014 (the "Exchangeable Debentures"), whose principal amount was then approximately $105 million. Pursuant to the provisions of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures elected to receive a specified number of shares of BCE Inc. ("BCE") and Nortel Networks Corporation ("Nortel") held by Power Financial upon redemption of their Exchangeable Debentures. As a result, on July 12, 2002, Power Financial delivered to such holders 5,465,742 shares of BCE and 8,583,325 shares of Nortel which Power Financial held. The shares delivered had a carrying value of approximately $103 million.

## Nine-month Results

*In this section, the principal subsidiaries, Lifeco and Investors Group, which make the most significant contribution to the earnings of Power Financial, are accounted for on the equity basis.*

Net earnings of Power Financial are subdivided into the following components:

- operating earnings, which include Power Financial's share of earnings of its subsidiaries and affiliate before non-recurring items as well as results from corporate activities. In order to provide the reader with a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill, both on Power Financial's investments and its share of goodwill as recorded by subsidiaries and affiliate;
- goodwill amortization, which applies only to 2001; and
- other income.

In 2001, results also included Power Financial's share of specific charges recorded by Lifeco relating to Alta, in the first half of the year, and to claims provisions for the U.S. events of September 11, 2001.

### *Earnings Summary*

| *(in millions of dollars, except per share amounts) (unaudited)* | Nine Months 2002 | | Nine Months 2001 | |
|---|---|---|---|---|
| | Total [1] | per share | Total [1] | per share |
| Operating earnings | 806 | 2.23 | 694 | 1.93 |
| Goodwill amortization | – | – | (75) | (0.21) |
| Share of specific charges | – | – | (189) | (0.55) |
| Other income | (62) | (0.18) | 270 | 0.78 |
| Net earnings | 744 | 2.05 | 700 | 1.95 |

(1) before dividends on preferred shares

### *Operating Earnings*

For the nine-month period ended September 30, 2002, operating earnings were $806 million or $2.23 per share, as against $694 million or $1.93 per share in 2001, an increase of 15.5 per cent on a per share basis.

The increase in operating earnings reflects primarily growth in the contribution from subsidiaries and affiliate. In 2002, Pargesa's contribution to operating earnings, which as explained above has been adjusted to add-back the impact of goodwill amortization expense includes higher dividends received in the second quarter by Groupe Bruxelles Lambert ("GBL") from its holding in Suez and TotalFinaElf (which are accounted for at cost), as well as the preferred dividend recorded by GBL in May 2002 on its holding in Bertelsmann.

The foregoing is partly offset by a decrease in corporate results. On a per share basis, 2002 nine-month operating earnings also include the effect of increased dividends paid on the Corporation's preferred shares, including dividends on the Preferred Shares Series E (which were issued at the end of 2001) and Series F (issued in July of this year).

### *Goodwill Amortization*

Goodwill, which is no longer amortized under new Canadian accounting standards effective January 1, 2002, resulted in an expense of $75 million or $0.21 per share in the nine-month period ended September 30, 2001.

Goodwill amortization consisted primarily of Power Financial's share of goodwill recorded by its subsidiaries and affiliate and included Power Financial's share of goodwill amortization recorded by Investors Group following its acquisition of Mackenzie in April of last year.

### *Share of Specific Charges*

In 2001, Power Financial's share of specific charges recorded by Lifeco, relating to Alta in the first half of the year and to a claims provision resulting from the September 11, 2001 events in the third quarter, amounted to $189 million or $0.55 per share.

### *Other Income*

Other income for the nine-month period ended September 30, 2002 consisted of a charge of $62 million or $0.18 per share, compared with income of $270 million or $0.78 per share in the corresponding period of last year.

In 2002, this represents the impact on Power Financial's third-quarter earnings of non-operating items recorded within the Pargesa group. The most significant item included in this figure is the Corporation's share of the €1 billion contingency provision recorded by Bertelsmann in connection with the transaction in Zomba, as described above.

In 2001, Power Financial recorded, during the second quarter, a $231-million dilution gain as a result of the decrease in its ownership in Investors Group (as part of the acquisition of Mackenzie, Investors Group issued common shares to third parties at a price above book value); this gain was partly offset by Power Financial's share ($33 million after tax) of the special charge related to costs to be incurred in realizing synergies from the acquisition of Mackenzie by Investors Group. Also included in other income in 2001 was Power Financial's share of net gains attributable to the Pargesa group.

### *Net Earnings*

As a result, net earnings were $744 million or $2.05 per share in the nine-month period ended September 30, 2002, compared with $700 million or $1.95 per share in the corresponding period of 2001.

## Third-Quarter Results

Operating earnings were $272 million or $0.75 per share in the third quarter of 2002, compared with $237 million or $0.66 per share in the corresponding period of 2001 representing an increase of 13.6 per cent on a per share basis. As noted above, the impact of differences between Pargesa's actual figures and estimates for the six-month period ended June 30, 2002 is included in 2002 third-quarter operating earnings.

Including other income consisting of a $62 million charge, net earnings were $210 million or $0.57 per share during the third quarter of 2002, compared with $206 million or $0.57 per share for the third quarter of 2001. Net earnings in the third quarter of 2001 included goodwill amortization of $30 million, Power Financial's $58 million share of specific charges recorded by Lifeco, and other income of $57 million.

### Cash Flow

On a consolidated basis, cash and cash equivalents increased during the nine-month period by $612 million, compared with a decrease of $330 million during the same period of last year.

Operating activities produced a net inflow of $712 million during the period in 2002, compared with a net inflow of $1,227 million for the corresponding period of 2001.

Cash flow from financing activities resulted in a net outflow of $712 million in 2002, compared with a net inflow of $1,454 million in the nine-month period of 2001. Included in the 2001 figure were the financing activities relating to the acquisition of Mackenzie by Investors Group.

Cash flow from investing activities resulted in a net inflow of $612 million in 2002, compared with a net outflow of $3,011 million in 2001, which included the acquisition of Mackenzie by Investors Group.

### Dividend per Common Share

Power Financial declared a dividend of 28 cents per common share during the fourth quarter of 2002, compared with 24 cents for the same quarter of the previous year, an increase of 16.7 per cent. For the year total dividends declared per common share amounted to $1.04 cents in 2002, compared with 88 cents in 2001, an increase of 18.2 per cent.

### Shareholders' Equity

Power Financial's shareholders' equity was $6,546 million at September 30, 2002, compared with $5,828 million at the end of 2001. The increase of $718 million is primarily due to:

- the increase of $150 million in preferred shares stated capital, representing the gross proceeds from the issuance of 6,000,000 Non-Cumulative First Preferred Shares, Series F on July 16, 2002;
- an increase of $444 million in retained earnings; and
- a net $123 million positive variation in foreign currency translation adjustments, relating primarily to the Power Financial's indirect investments in Pargesa and GWL&A.

### Subsequent Event

On November 19, 2002, Power Financial announced that it had agreed to issue 6,000,000 Non-Cumulative First Preferred Shares, Series H, carrying a 5.75% annual dividend for gross proceeds of $150 million. Power Financial has provided the underwriters with an option to acquire up to an additional 2 million shares on the foregoing terms at any time up to the closing date. Closing is expected on or about December 9, 2002.

Lifeco reported net income attributable to common shareholders of $696 million or $1.889 per common share for the nine months ended September 30, 2002, compared with $0.877 per common share reported in the same period of last year.

Adjusted for goodwill amortization and specific charges related to Alta and the events of September 11, 2001, nine-month earnings per share would have been $1.645 in 2001. On this basis, nine-month earnings per share in 2002 of $1.889 represent an increase of 15 per cent over the 2001 figure.

For the third quarter, net income attributable to common shareholders was $240 million, compared with adjusted 2001 results of $213 million.

*Highlights – Nine months 2002*

- Adjusted earnings per common share increased 15 per cent over 2001 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- Return on common shareholders' equity was 22.3 per cent for the twelve months ended September 30, 2002, compared with 21.0 per cent in 2001, using adjusted 2001 results.
- Quarterly dividends declared were $0.2475 per common share payable December 31, 2002. Dividends paid on common shares for nine months of 2002 were 21 per cent higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company ("Great-West Life") in Canada and GWL&A in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization and the charges related to Alta and the events of September 11, 2001.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the nine months ended September 30, 2002 increased 15 per cent to $325 million from $282 million at September 30, 2001. For the third quarter, Canadian net income was $114 million, compared with $97 million at September 30, 2001, up 18 per cent after adjusting for charges relating to the events of September 11, 2001.

Total premiums and deposits for the nine months ended September 30, 2002, including reinsurance premiums, were up 13 per cent from 2001 levels.

Fee income increased 10 per cent in the nine months ended September 30, 2002 compared with 2001, associated with increases in both segregated funds assets and ASO contract volumes.

During the third quarter, the company recognized a reduction in provision for income taxes arising from the completion of tax audits, as well as an increase in reinsurance actuarial reserves related to potential exposures to future risks. The net impact on earnings from these two events was not material.

Total assets under administration at September 30, 2002 were $53.3 billion, up 3 per cent from a year ago essentially the same as at December 31, 2001.

Lifeco's United States consolidated net earnings for the first nine months of 2002 increased 13 per cent to $371 million from $329 million a year ago. For the third quarter, United States net income was $126 million, compared with $116 million at September 30, 2001, an increase of 9 per cent.

GWL&A's nine-month net income attributable to common shareholders increased to US$242 million from US$222 million at September 30, 2001. For the third quarter, GWL&A's net earnings were US$82 million, compared with US$78 million a year ago.

The decrease in US dollars premium income and deposits for the nine months ended September 30, 2002 of 13 per cent was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical membership, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the mangement of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated funds fees.

Total assets under administration were $41.1 billion at September 30, 2002, relatively unchanged from a year ago, and down $3.1 billion compared with December 31, 2001, essentially due to reductions in market values of segregated funds.

## *Financial highlights* *(unaudited)*

**For the nine months ended September 30** *(in millions of dollars, except per share amounts)*

| | 2002 | | | 2001 | | | Change (%) |
|---|---|---|---|---|---|---|---|
| | **Canada** | **U.S.** | **Total** | Canada | U.S. | Total | |
| Premiums: | | | | | | | |
| Life insurance, guaranteed annuities and insured health products | **3,176** | **2,249** | **5,425** | 2,986 | 2,298 | 5,284 | 3 |
| Reinsurance & specialty general insurance | **2,882** | – | **2,882** | 2,328 | – | 2,328 | 24 |
| Self-funded premium equivalents (ASO contracts) (1) | **1,002** | **6,196** | **7,198** | 924 | 6,684 | 7,608 | (5) |
| Segregated funds deposits: (1) | | | | | | | |
| Individual products | **1,329** | **500** | **1,829** | 1,215 | 1,057 | 2,272 | (19) |
| Group products | **829** | **2,497** | **3,326** | 700 | 2,878 | 3,578 | (7) |
| Total premiums and deposits | **9,218** | **11,442** | **20,660** | 8,153 | 12,917 | 21,070 | (2) |
| Fee and other income | **316** | **1,063** | **1,379** | 286 | 1,128 | 1,414 | (2) |
| Paid or credited to policyholders | **6,675** | **2,759** | **9,434** | 5,960 | 2,860 | 8,820 | 7 |
| Net income attributable to: | | | | | | | |
| Preferred shareholders | **23** | – | **23** | 22 | 1 | 23 | – |
| Common shareholders | **325** | **371** | **696** | 164 | 162 | 326 | 113 |
| 2001 adjustments (2) | | | | | | | |
| Goodwill amortization | – | – | – | 45 | 3 | 48 | |
| Alta | – | – | – | – | 164 | 164 | |
| September 11, 2001 | – | – | – | 73 | – | 73 | |
| Adjusted net income attributable to common shareholders (2) | **325** | **371** | **696** | 282 | 329 | 611 | 14 |
| **Per common share** | | | | | | | |
| Basic earnings | | | **1.889** | | | 0.877 | 115 |
| 2001 adjustments (2) | | | | | | | |
| Goodwill amortization | | | – | | | 0.129 | |
| Alta | | | – | | | 0.440 | |
| September 11, 2001 | | | – | | | 0.199 | |
| Adjusted basic earnings (2) | | | **1.889** | | | 1.645 | 15 |
| Dividends paid | | | **0.6975** | | | 0.575 | 21 |
| Return on common shareholders' equity (12 months): | | | | | | | |
| Net income | | | **22.3%** | | | 13.7% | |
| Adjusted net income (2) | | | **22.5%** | | | 21.0% | |
| **At September 30** | | | | | | | |
| Total assets | **35,387** | **24,048** | **59,435** | 34,091 | 24,057 | 58,148 | 2 |
| Segregated funds assets (1) | **17,892** | **17,055** | **34,947** | 17,642 | 18,060 | 35,702 | (2) |
| Total assets under administration | **53,279** | **41,103** | **94,382** | 51,733 | 42,117 | 93,850 | 1 |
| Capital stock and surplus | | | **4,715** | | | 4,287 | 10 |
| Book value per common share | | | **11.40** | | | 10.16 | 12 |

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:

(i) a charge of $48 million after tax or $0.129 per common share for the nine months ended September 30, 2001 related to the amortization of goodwill. On January 1, 2002, the company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the interim financial statements);

(ii) a second-quarter charge of $164 million after tax or $0.440 per common share related to Alta, an indirect wholly owned subsidiary and part of the company's United States Employee Benefits segment.

(iii) a third-quarter charge of $73 million after tax or $0.199 per common share from the events of September 11, 2001.

Return on common shareholders' equity is also presented excluding 2001 adjustments.

*Figures below reflect the inclusion of Mackenzie from the date of acquisition effective April 20, 2001.*

Investors Group reported net income attributable to common shareholders for the nine months ended September 30, 2002 of $371.8 million or $1.40 per share, compared with $279.2 million or $1.15 per share for the same period in 2001[1], after excluding both the restructuring charge of $54.1 million after tax taken in the second quarter of last year related to the acquisition of Mackenzie and goodwill amortization (related to the acquisition of Mackenzie and to the company's investment in Lifeco). This represents an increase of 21.9 per cent on a per share basis.

A change in accounting estimates effective April 1, 2001 related to amortization of sales commissions, reduced expenses and increased earnings for the nine months ended September 30, 2002 by $19.8 million after tax or $0.075 per share. Excluding this change, earnings per share for the nine-month period would have been $1.33, an increase of 15.4 per cent over the 2001 figure. Investors Group changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. This estimate is also consistent with that used by Mackenzie and the Canadian industry generally.

For the three months ended September 30, 2002, net income attributable to common shareholders was $124.7 million or $0.471 per share, compared with $111.8 million or $0.423 per share in the third quarter of 2001 after excluding goodwill amortization, an increase of 11.3 per cent on a per share basis.

*Highlights*

- Gross revenues for the first nine months of 2002 were $1,492.4 million, compared with $1,273.8 million last year. Gross revenues for the third quarter were $479.2 million, compared with $502.5 million in the prior year. Operating expenses were $864.9 million for the nine months and $271.6 million for the quarter, compared with $790.7 million and $311.9 million respectively in 2001.
- Client assets under management and administration at September 30, 2002 totalled $74.1 billion, compared with $75.8 billion at September 30, 2001.
- Shareholders' equity at September 30, 2002 was $2.9 billion, compared with $2.7 billion at December 31, 2001. Return on average common equity for the nine months was 19.6 per cent, compared with 19.9 per cent for the same period in 2001.



(1) Including the restructuring charge and goodwill amortization, net earnings attributable to common shareholders were $174.7 million for the nine-month period in 2001.

*Investors Group's Operations*

Year-to-date mutual fund sales through the Investors Group consultant network were $4.0 billion, compared with $4.3 billion in the prior year and net sales were $331 million, compared with last year's $680 million. Net sales of long-term funds (excluding money market funds) were $239 million, 45.3 per cent below 2001 net sales of $436 million.

Investors Group recorded mutual fund sales through its own consultant network of $964 million for the third quarter, compared with $1,141 million in the prior year. For the quarter, mutual fund net redemptions were $216 million, compared with net sales of $88 million in 2001 and net redemptions of long-term funds were $220 million, compared with net sales of $18 million in 2001.

Mutual fund assets at September 30, 2002 were $36.4 billion, a decrease of 5 per cent, compared with $38.3 billion at September 30, 2001. Mutual fund assets in 2001 have been restated to exclude $2.3 billion in Maxxum assets transferred to Mackenzie effective October 5, 2001.

Redemption rate (excluding money market funds) was 9.6 per cent at the end of the quarter, down from 10.2 per cent a year ago.

*Mackenzie's Canadian Operations*

Mutual fund sales for the nine-month period were $4.7 billion, compared with $4.1 billion in the prior year. Mutual fund net sales for the period were $277 million, compared with $213 million in the prior year. Mackenzie's net sales of long-term funds (excluding money market and managed yield funds) were $696 million for the period, compared with net redemptions of $544 million in 2001.

Mackenzie recorded sales of mutual funds in its Canadian operations of $1.2 billion for the quarter, up 6 per cent from the same quarter last year. Mutual fund net redemptions for the period were $101 million, compared with net sales of $28 million in the prior year. Net redemptions of long-term funds (excluding money market and managed yield funds) were $83 million for the period, compared with net redemptions of $169 million in 2001.

Mackenzie's Canadian mutual fund assets under management at September 30, 2002 were $30.0 billion, compared with $30.7 billion a year ago. Mutual fund assets at both dates reflect the transfer of Maxxum assets.

Mackenzie's redemption rate for long-term funds was 11.8 per cent at the end of September 2002, compared with 11.2 per cent at the end of September 2001.

## *Financial highlights* *(unaudited)*

| *(in millions of dollars, except per share amounts)* | For the three months ended September 30 | | | For the nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2002 | 2001 | Change (%) | 2002 | 2001 | Change (%) |
| Net income available to common shareholders [1] | 124.7 | 110.6 | 12.7 | 371.8 | 275.5 | 35.0 |
| Goodwill amortization [2] | – | 1.2 | | – | 3.7 | |
| Adjusted net income | 124.7 | 111.8 | 11.5 | 371.8 | 279.2 | 33.2 |
| Diluted earnings per share [1] | 0.471 | 0.418 | 12.7 | 1.402 | 1.135 | 23.5 |
| Goodwill amortization [2] | – | 0.005 | | – | 0.015 | |
| Adjusted diluted earnings per share | 0.471 | 0.423 | 11.3 | 1.402 | 1.150 | 21.9 |
| Dividends per share | 0.225 | 0.190 | 18.4 | 0.635 | 0.540 | 17.6 |
| Return on equity | | | | 19.6% | 19.9% | |
| Mutual funds | | | | | | |
| **Investors Group Inc.** | | | | | | |
| Sales | 964.0 | 1,249.7 | (22.9) | 3,951.1 | 4,762.6 | (17.0) |
| Net sales | (216.2) | 113.9 | N/M | 330.6 | 874.4 | (62.2) |
| Assets under management [3] | | | | 36,422.8 | 40,562.0 | (10.2) |
| **Mackenzie Financial Corporation** [4] | | | | | | |
| Sales | 1,177.0 | 1,110.8 | 6.0 | 4,678.0 | 2,048.2 | N/M |
| Net sales | (100.8) | (27.7) | N/M | 276.9 | (43.9) | N/M |
| Assets under management [3] | | | | 30,037.2 | 28,414.1 | 5.7 |
| Combined mutual fund assets under management | | | | 66,460.0 | 68,976.2 | (3.6) |
| Insurance in force (face amount) | | | | 26,725.0 | 23,927.6 | 11.7 |
| Securities operations assets under administration [5] | | | | 4,089.4 | 3,432.0 | 19.2 |
| Mortgages serviced [5] | | | | 7,087.7 | 7,745.4 | (8.5) |
| Deposits and certificates [5] | | | | 700.2 | 659.9 | 6.1 |

| | | | |
|---|---|---|---|
| Clients [5] | 2,656,556 | 2,664,293 | (0.3) |
| Client accounts [5] | 9,588,221 | 9,438,841 | 1.6 |
| Consultants | 3,266 | 3,460 | (5.6) |
| Employees [5] | 3,300 | 3,609 | (8.6) |
| Financial planning centres | 108 | 103 | 4.9 |

(1) Net income and earnings per share for the nine-month period ended September 30, 2001 exclude a restructuring charge of $95.6 million ($54.1 million after tax) taken in the second quarter. Goodwill amortization related to the acquisition of Mackenzie is excluded from both the three- and nine-month periods in 2001.

(2) Represents goodwill amortization related to the company's investment in affiliate to reflect accounting standards now in effect. (See Note 1 of the interim financial statements.)

(3) Assets of $2,214.5 million were transferred to Mackenzie on integration of Maxxum operations with Mackenzie effective October 5, 2001.

(4) For Canadian mutual fund operations only. 2001 results are from date of acquisition or as at September 30.

(5) Includes Mackenzie.

Note: Certain comparative figures in this report have been restated to conform with current year presentation.

| *Consolidated results* For the nine-month period ended September 30 | 9 months | 9 months |
|---|---|---|
| *(in millions of SF)* (unaudited) | **2002** | 2001 |
| **Operating contribution of major holdings** | | |
| Consolidated: | | |
| Imerys | **73.1** | 64.2 |
| Bertelsmann (from July 1, 2001) | **(38.3)** | 0.0 |
| RTL Group (until June 30, 2001) | **-** | 11.3 |
| Non-consolidated holdings (dividends): | | |
| TotalFinaElf | **65.4** | 56.9 |
| Suez | **37.7** | 35.5 |
| **Operating contribution of major holdings** | **137.9** | 167.9 |
| Operating contribution of other companies subject to equity accounting | **4.1** | 7.5 |
| Operating income contributed by holding companies | **(13.1)** | (3.9) |
| **Operating income** | **128.9** | 171.5 |
| Non-operating contribution of companies subject to equity accounting | **(195.7)** | (1.9) |
| Non-operating income contributed by holding companies | **(19.4)** | 378.4 |
| Depreciation of goodwill by holding companies | **(6.3)** | (19.7) |
| **Net income** | **(92.5)** | 528.3 |
| Per share (SF): operating income | **77** | 102 |
| net income | **(55)** | 315 |
| Average number of shares outstanding (thousands) | **1,677** | 1,675 |

## *Consolidated holdings*

Imerys S.A. is performing well despite a rather mediocre economic situation. Measures taken to improve the added value of its product portfolio and to optimize production costs resulted in higher profits; operating income for the first nine months grew 16.2 per cent to €146 million. Pargesa's share of Imerys operating contribution, after depreciation of goodwill, increased by 14 per cent in the nine-month period, to SF73.1 million.

Bertelsmann's net income for the nine-month period amounted to €1,230 million. It included EBITA of €259 million, capital gains of €2,850 million (most of which relating to the sale of AOL shares), amortization of goodwill of €630 million, interest expenses of €195 million, a credit of taxes of €81 million, minority interests of €35 million and provisions of €1,100 million.

Contribution from Bertelsmann to Pargesa's earnings does not include Pargesa's share of gains on sale of AOL shares, since these gains were already included in the purchase price allocation in 2001. In May 2002, Bertelsmann paid a dividend of €135 million to GBL, thus increasing significantly GBL's cash earnings. Pargesa's share of this dividend was SF99 million. Of this amount, SF46 million represents a preferred dividend which is not eliminated in the consolidation process and has been added to Bertelsmann's contribution to Pargesa's operating income.

Pargesa's share of Bertelsmann's €1,100 million provision, which include the €1,000 million contingency provision relating to Zomba, is recorded as non-operating income.

*Non-consolidated holdings*

Contribution from TotalFinaElf and Suez, investments that are carried at cost, represents Pargesa's share of the annual dividend received in the second quarter from these companies. These two holdings will not make any further contribution in 2002.

*Non-operating income*

Non-operating income in 2002 includes Pargesa's share of the Bertelsmann contingency provision relating to Zomba for SF(184) million. In the third quarter, GBL adjusted the value of the Rhodia shares it holds to their market price as at September 30, 2002, which translated into a negative SF18 million for Pargesa.

In 2001, non-operating income for the nine-month period was SF378.4 million and consisted mainly of Pargesa's share of the gain resulting from the exchange by GBL of its 29.9 per cent interest in RTL Group for a 25.1 per cent interest in Bertelsmann in the third quarter of that year.

| **Consolidated Balance Sheets** *(in millions of dollars)* | **September 30** | December 31 |
|---|---|---|
| (unaudited) | **2002** | 2001 |
| **Assets** | | |
| Cash and cash equivalents | **3,178** | 2,590 |
| Investments | | |
| Shares | **2,285** | 2,237 |
| Bonds | **32,428** | 32,585 |
| Mortgages and other loans | **14,804** | 15,237 |
| Real estate | **1,262** | 1,276 |
| | **50,779** | 51,335 |
| Investment in affiliate, at equity | **1,513** | 1,406 |
| Goodwill and intangibles (Note 2) | **5,214** | 4,930 |
| Future income taxes | **418** | 543 |
| Other assets | **8,132** | 7,926 |
| | **69,234** | 68,730 |
| **Liabilities** | | |
| Policy liabilities | | |
| Actuarial liabilities | **44,254** | 43,909 |
| Other | **3,771** | 3,690 |
| Deposits and certificates | **700** | 671 |
| Long-term debt | **2,328** | 2,544 |
| Future income taxes | **448** | 313 |
| Other liabilities | **5,293** | 6,034 |
| | **56,794** | 57,161 |
| Non-controlling interests | **7,312** | 6,877 |
| **Shareholders' Equity** | | |
| Stated capital (Note 3) | | |
| Non-participating shares | **404** | 407 |
| Participating shares | **369** | 360 |
| Retained earnings | **4,047** | 3,700 |
| Foreign currency translation adjustments | **308** | 225 |
| | **5,128** | 4,692 |
| | **69,234** | 68,730 |

| **Consolidated Statements of Earnings** *(in millions of dollars, except per share amounts)* | For the three months ended September 30 | | For the nine months ended September 30 | |
|---|---|---|---|---|
| (unaudited) | **2002** | 2001 | **2002** | 2001 |
| Revenues | | | | |
| Premium income | **3,110** | 2,545 | **8,307** | 7,612 |
| Investment income | **931** | 974 | **2,896** | 2,974 |
| Fees and media income | **953** | 1,025 | **3,008** | 2,824 |
| | **4,994** | 4,544 | **14,211** | 13,410 |
| Expenses | | | | |
| Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds | **3,522** | 2,994 | **9,434** | 8,820 |
| Commissions and operating expenses | **944** | 1,055 | **3,034** | 3,087 |
| Special charges | **–** | – | **–** | 202 |
| Interest expense | **38** | 20 | **118** | 66 |
| | **4,504** | 4,069 | **12,586** | 12,175 |
| | **490** | 475 | **1,625** | 1,235 |
| Share of earnings of affiliate | **14** | 3 | **60** | 37 |
| Other income (expenses), net (Note 6) | **(62)** | 55 | **(64)** | 244 |
| Earnings before income taxes, amortization of goodwill and non-controlling interests | **442** | 533 | **1,621** | 1,516 |
| Income taxes | **137** | 201 | **538** | 453 |
| Amortization of goodwill | **–** | 45 | **–** | 103 |
| Non-controlling interests | **175** | 136 | **587** | 422 |
| Net earnings | **130** | 151 | **496** | 538 |
| Earnings per participating share (Note 5) | | | | |
| Basic | **0.56** | 0.67 | **2.16** | 2.40 |
| Diluted | **0.55** | 0.66 | **2.13** | 2.35 |
| Earnings before amortization of goodwill per participating share | | | | |
| Basic | **0.56** | 0.76 | **2.16** | 2.64 |
| Diluted | **0.55** | 0.75 | **2.13** | 2.59 |

**Consolidated Statements of Retained Earnings** For the nine months ended September 30 *(in millions of dollars)*

| (unaudited) | 2002 | 2001 |
|---|---|---|
| Retained earnings, beginning of year | **3,700** | 3,239 |
| Add | | |
| Net earnings | **496** | 538 |
| | **4,196** | 3,777 |
| Deduct | | |
| Dividends | | |
| Non-participating shares | **16** | 8 |
| Participating shares | **130** | 110 |
| Other | **3** | 3 |
| | **149** | 121 |
| Retained earnings, end of period | **4,047** | 3,656 |

| **Consolidated Statements of Cash Flows** *(in millions of dollars)* | For the three months ended September 30 | | For the nine months ended September 30 | |
|---|---|---|---|---|
| (unaudited) | **2002** | 2001 | **2002** | 2001 |
| Operating activities | | | | |
| Net earnings | **130** | 151 | **496** | 538 |
| Non-cash charges (credits) | | | | |
| Increase (decrease) in policy liabilities | **738** | 432 | **610** | 968 |
| Decrease (increase) in funds withheld by ceding insurers | **(416)** | (294) | **(61)** | (543) |
| Amortization and depreciation | **10** | 62 | **37** | 145 |
| Future income taxes | **(61)** | 79 | **40** | 5 |
| Non-controlling interests | **175** | 136 | **587** | 422 |
| Other | **(541)** | (3) | **(962)** | (257) |
| Cash from operating activities | **35** | 563 | **747** | 1,278 |
| Financing activities | | | | |
| Dividends paid | | | | |
| By subsidiaries to non-controlling interests | **(89)** | (81) | **(260)** | (204) |
| Non-participating shares | **(5)** | (2) | **(14)** | (8) |
| Participating shares | **(46)** | (40) | **(131)** | (111) |
| | **(140)** | (123) | **(405)** | (323) |
| Issue of subordinate voting shares | **1** | – | **11** | 4 |
| Issue of common shares by subsidiaries | **1** | (1) | **19** | (3) |
| Issue of preferred shares by subsidiaries | **150** | 7 | **150** | 17 |
| Repurchase of common shares by subsidiaries | **(54)** | (98) | **(130)** | (164) |
| Issue of long-term debt, commercial paper and other loans | **–** | – | **–** | 1,782 |
| Repayment of long-term debt, commercial paper and other loans | **(92)** | (429) | **(381)** | (88) |
| Other | **–** | 39 | **27** | 370 |
| | **(134)** | (605) | **(709)** | 1,595 |
| Investment activities | | | | |
| Bond sales and maturities | **5,456** | 3,510 | **15,944** | 13,597 |
| Mortgage loan repayments | **405** | 610 | **1,272** | 2,129 |
| Sale of shares | **204** | 61 | **416** | 731 |
| Change in loans to policyholders | **238** | (178) | **68** | (409) |
| Change in repurchase agreements | **(55)** | 94 | **47** | 445 |
| Investment in subsidiaries | **–** | – | **–** | (2,602) |
| Investment in bonds | **(5,112)** | (3,968) | **(15,791)** | (14,543) |
| Investment in mortgage loans | **(363)** | (442) | **(1,056)** | (1,832) |
| Investment in shares | **(96)** | (66) | **(558)** | (603) |
| Other | **84** | (24) | **208** | (24) |
| | **761** | (403) | **550** | (3,111) |
| Increase (decrease) in cash and cash equivalents | **662** | (445) | **588** | (238) |
| Cash and cash equivalents, beginning of period | **2,516** | 2,231 | **2,590** | 2,024 |
| Cash and cash equivalents, end of period | **3,178** | 1,786 | **3,178** | 1,786 |

## Note 1. Significant Accounting Policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at September 30, 2002 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2001, except as noted below.

### Goodwill

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed for impairment at least annually.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. Other than the elimination of goodwill amortization charges and a reclassification of $216 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the three months and nine months ended September 30, 2002.

Goodwill amortization amounted to $45 million and $103 million respectively for the three months and nine months ended September 30, 2001. In accordance with the provisions of Section 3062, prior periods have not been restated.

### Foreign Currency Translation

On January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. This change in accounting policy had no material effect on the financial statements of the Corporation.

### Stock-based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees must be accounted for using a fair value-based method of accounting. This new standard encourages, but does not require, the use of the fair value-based method to account for stock-based transactions with employees. The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Subsidiaries of the Corporation issued stock options during the nine-month period ended September 30, 2002. Had the fair value based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $1 million and earnings per participating share would have been reduced by less then $0.01.

### Moving Average Market Method

Effective July 1, 2002, Great-West Lifeco Inc. has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and does not have a material effect on the financial statements of the Corporation.

### Comparative figures

Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

*Notes to Consolidated Financial Statements* (unaudited)

## Note 2. Goodwill and Intangible Assets

A summary of changes in the Corporation's goodwill and intangible assets for the first nine months is as follows:

| *(in millions of dollars)* | |
|---|---|
| Goodwill | |
| Balance, beginning of year | 4,861 |
| Reclassification between goodwill and intangible assets | (1,389) |
| Reclassification between goodwill and future income taxes | 216 |
| Other | 64 |
| Balance, end of period | 3,752 |
| Intangible assets | |
| Balance, beginning of year | 69 |
| Reclassified from goodwill | 1,389 |
| Other | 4 |
| Balance, end of period | 1,462 |

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and shareholders portion of acquired future Participating account profits. Except for an amount of $11 million, these are indefinite life intangible assets which are not subject to amortization.

## Note 3. Capital Stock and Stock Option Plan

| **Stated Capital** *(in millions of dollars)* | **September 30 2002** | December 31 2001 |
|---|---|---|
| Non-participating shares | | |
| Cumulative Redeemable First Preferred Shares, 1986 Series | | |
| Authorized – Unlimited number of shares | | |
| Issued – 2002 1,079,878 shares | **54** | 57 |
| Issued – 2001 1,139,878 shares | | |
| Series A First Preferred Shares | | |
| Authorized and issued | | |
| 6,000,000 shares | **150** | 150 |
| Series B First Preferred Shares | | |
| Authorized and issued | | |
| 8,000,000 shares | **200** | 200 |
| | **404** | 407 |
| Participating shares | | |
| Participating Preferred Shares | | |
| Authorized – Unlimited number of shares | | |
| Issued – 2002 24,427,386 shares | **27** | 27 |
| Issued – 2001 24,427,386 shares | | |
| Subordinate Voting Shares | | |
| Authorized – Unlimited number of shares | | |
| Issued – 2002 197,704,052 shares | **342** | 333 |
| Issued – 2001 196,681,452 shares | | |
| | **369** | 360 |

### Stock Option Plan

Options were outstanding at September 30, 2002 to purchase, until October 21, 2011, 9,187,100 subordinate voting shares at various prices from $9.15625 to $35.325 per share.

## Note 4. Segmented Information

**Information on Profit Measure** For the three months ended September 30, 2002 *(in millions of dollars)*

| | Lifeco | Investors | Parjointco | Other | Total |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 3,110 | | | | 3,110 |
| Net investment income | 878 | 34 | | 19 | 931 |
| Fees and media income | 441 | 445 | | 67 | 953 |
| | 4,429 | 479 | | 86 | 4,994 |
| Expenses | | | | | |
| Insurance claims | 3,522 | | | | 3,522 |
| Commissions, other operating expenses | 610 | 251 | | 83 | 944 |
| Interest expense | | 20 | | 18 | 38 |
| | 4,132 | 271 | | 101 | 4,504 |
| | 297 | 208 | | (15) | 490 |
| Share of earnings of affiliate | | | 14 | | 14 |
| Other income – net | | | (62) | | (62) |
| Earnings before the following: | 297 | 208 | (48) | (15) | 442 |
| Income taxes | 60 | 78 | | (1) | 137 |
| Non-controlling interests | 112 | 81 | (16) | (2) | 175 |
| Contribution to consolidated net earnings | 125 | 49 | (32) | (12) | 130 |

**Information on Profit Measure** For the three months ended September 30, 2001 *(in millions of dollars)*

| | Lifeco | Investors | Parjointco | Other | Total |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 2,545 | | | | 2,545 |
| Net investment income | 892 | 34 | | 48 | 974 |
| Fees and media income | 485 | 469 | | 71 | 1,025 |
| | 3,922 | 503 | | 119 | 4,544 |
| Expenses | | | | | |
| Insurance claims | 2,994 | | | | 2,994 |
| Commissions, other operating expenses | 675 | 286 | | 94 | 1,055 |
| Special charges | | | | | – |
| Interest expense | | 26 | | (6) | 20 |
| | 3,669 | 312 | | 88 | 4,069 |
| | 253 | 191 | | 31 | 475 |
| Share of earnings of affiliate | | | 3 | | 3 |
| Other income – net | | | 57 | (2) | 55 |
| Earnings before the following: | 253 | 191 | 60 | 29 | 533 |
| Income taxes | 110 | 75 | | 16 | 201 |
| Amortization of goodwill | 16 | 26 | | 3 | 45 |
| Non-controlling interests | 62 | 55 | 20 | (1) | 136 |
| Contribution to consolidated net earnings | 65 | 35 | 40 | 11 | 151 |

*Notes to Consolidated Financial Statements* (unaudited)

## Note 4. Segmented Information (cont'd)

**Information on Profit Measure** For the nine months ended September 30, 2002 *(in millions of dollars)*

| | Lifeco | Investors | Parjointco | Other | Total |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 8,307 | | | | 8,307 |
| Net investment income | 2,704 | 95 | | 97 | 2,896 |
| Fees and media income | 1,379 | 1,397 | | 232 | 3,008 |
| | 12,390 | 1,492 | | 329 | 14,211 |
| Expenses | | | | | |
| Insurance claims | 9,434 | | | | 9,434 |
| Commissions, other operating expenses | 1,952 | 805 | | 277 | 3,034 |
| Interest expense | | 60 | | 58 | 118 |
| | 11,386 | 865 | | 335 | 12,586 |
| | 1,004 | 627 | | (6) | 1,625 |
| Share of earnings of affiliate | | | 60 | | 60 |
| Other income – net | | | (62) | (2) | (64) |
| Earnings before the following: | 1,004 | 627 | (2) | (8) | 1,621 |
| Income taxes | 283 | 240 | | 15 | 538 |
| Non-controlling interests | 359 | 239 | (1) | (10) | 587 |
| Contribution to consolidated net earnings | 362 | 148 | (1) | (13) | 496 |

**Information on Profit Measure** For the nine months ended September 30, 2001 *(in millions of dollars)*

| | Lifeco | Investors | Parjointco | Other | Total |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 7,612 | | | | 7,612 |
| Net investment income | 2,736 | 96 | | 142 | 2,974 |
| Fees and media income | 1,414 | 1,178 | | 232 | 2,824 |
| | 11,762 | 1,274 | | 374 | 13,410 |
| Expenses | | | | | |
| Insurance claims | 8,820 | | | | 8,820 |
| Commissions, other operating expenses | 2,061 | 740 | | 286 | 3,087 |
| Special charges | 202 | | | | 202 |
| Interest expense | | 51 | | 15 | 66 |
| | 11,083 | 791 | | 301 | 12,175 |
| | 679 | 483 | | 73 | 1,235 |
| Share of earnings of affiliate | | | 37 | | 37 |
| Other income – net | | (96) | 73 | 267 | 244 |
| Earnings before the following: | 679 | 387 | 110 | 340 | 1,516 |
| Income taxes | 258 | 158 | | 37 | 453 |
| Amortization of goodwill | 48 | 47 | | 8 | 103 |
| Non-controlling interests | 203 | 106 | 36 | 77 | 422 |
| Contribution to consolidated net earnings | 170 | 76 | 74 | 218 | 538 |

## Note 5. Earnings per Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

For the three months ended September 30 *(in millions of dollars)*

| | **2002** | 2001 |
|---|---|---|
| Net earnings | **130** | 151 |
| Dividends on non-participating shares | **(5)** | (3) |
| Net earnings available to participating shareholders | **125** | 148 |
| Weighted number of participating shares outstanding (millions) | | |
| Basic | **222.1** | 220.8 |
| Exercise of stock options | **9.2** | 10.4 |
| Shares repurchased | **(5.3)** | (5.9) |
| Weighted number of participating shares outstanding (denominator) (millions) | | |
| Diluted | **226.0** | 225.3 |

For the nine months ended September 30 *(in millions of dollars)*

| | **2002** | 2001 |
|---|---|---|
| Net earnings | **496** | 538 |
| Dividends on non-participating shares | **(16)** | (8) |
| Net earnings available to participating shareholders | **480** | 530 |
| Weighted number of participating shares outstanding (millions) | | |
| Basic | **221.8** | 220.7 |
| Exercise of stock options | **9.2** | 10.4 |
| Shares repurchased | **(5.2)** | (6.0) |
| Weighted number of participating shares outstanding (denominator) (millions) | | |
| Diluted | **225.8** | 225.1 |

*Notes to Consolidated Financial Statements* (unaudited)

Note 6. **Other Income (expenses), net**

| *(in millions of dollars)* | For the three months ended September 30 | | For the nine months ended September 30 | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Share of Pargesa non-operating earnings | **(62)** | 57 | **(62)** | 73 |
| Gain resulting from the dilution of the Corporation's interest in Investors Group | | | | 231 |
| Restructuring costs | | | | (96) |
| Other | | (2) | **(2)** | 36 |
| | **(62)** | 55 | **(64)** | 244 |

Note 7. **Contingencies**

During the second quarter 2002, The Ontario Court of Appeal determined that an appeal of the approval of the London Life settlement agreement relating to the proposed class actions should not proceed. The approval is now final.

Note 8. **Other**

On June 25, 2002, Power Financial Corporation gave notice of its intention to redeem all of its outstanding Variable Rate Exchangeable Debentures, due April 30, 2014, whose principal amount was then approximately $105 million. Pursuant to their rights under the terms of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures exercised their rights to receive a specified number of shares of BCE Inc. ("BCE") and Nortel Networks Corporation ("Nortel") held by Power Financial Corporation. As a result, on July 12, 2002, Power Financial delivered to such holders 5,465,742 shares of BCE (out of a total of 5,465,743 held by Power Financial Corporation) and 8,583,325 shares of Nortel in the aggregate (out of a total of 8,583,327), in lieu of the cash proceeds to which they would otherwise been entitled. The shares delivered had a carrying value of approximately $103 million.

Note 9. **Subsequent Events**

On November 18, 2002, the Corporation announced that it had agreed to issue 6,000,000 Non-Cumulative First Preferred Shares, Series C, carrying a 5.80% annual dividend, for gross proceeds of $150 million. Closing is expected on or about December 5, 2002.

On November 19, 2002, Power Financial announced that it had agreed to issue 6,000,000 Non-Cumulative First Preferred Shares, Series H, carrying a 5.75% annual dividend for gross proceeds of $150 million. Power Financial has provided the underwriters with an option to acquire up to an additional 2 million shares on the foregoing terms at any time up to the closing date. Closing is expected on or about December 9, 2002.